FOIA CONFIDENTIAL TREATMENT REQUESTED BY OWENS-ILLINOIS, INC. PURSUANT TO RULE 83

Owens-Illinois, Inc.
One Michael Owens Way
Perrysburg, Ohio 43551-2999
+1 567 336 5000 tel
+1 567 336 8262 fax
www.o-i.com

June 15, 2012

VIA EDGAR CORRESPONDENCE

Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Owens-Illinois, Inc.

Form 10-K for the Year Ended December 31, 2011

Filed February 9, 2012

Form 10-Q for the Quarter Ended March 31, 2012

Filed April 26, 2012

File No. 1-9576

Dear Mr. Decker:

We are in receipt of the Staff’s letter, dated June 1, 2012, with respect to the above-referenced Annual Report on Form 10-K and Periodic Report on Form 10-Q.  The Staff’s comments are set forth below in bold, followed by our response to each comment.

Form 10-K for the Year Ended December 31, 2011

Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Critical Accounting Estimates, page 43

Goodwill, page 45

1.              We have reviewed your response to prior comment two from our letter dated May 11, 2012.  As you indicated in your response, you have elected to aggregate the components of the South America segment and the Asia Pacific segment based upon the similar nature of their products, services, production processes, customers, methods of distribution and the manner in which you operate the business.  Please expand your critical accounting policy to disclose and discuss this

CONFIDENTIAL TREATMENT REQUESTED BY OWENS-ILLINOIS, INC.

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FOIA CONFIDENTIAL TREATMENT REQUESTED BY OWENS-ILLINOIS, INC. PURSUANT TO RULE 83

Rufus Decker

Securities and Exchange Commission

June 15, 2012

qualitative assessment.  Ensure your expanded disclosure also addresses the similar economic characteristics of the components pursuant to your quantitative analysis.

Response: In future filings, the Company will expand its critical accounting policy disclosure to include the following:

“Goodwill is tested for impairment at the reporting unit level, which is the operating segment or one level below the operating segment, also known as a component.  Two or more components of an operating segment shall be aggregated into a single reporting unit if the components have similar economic characteristics, based on an assessment of various factors.  The Company has determined that the Europe and North America segments are reporting units.  The Company aggregated the components of the South America and Asia Pacific segments into single reporting units equal to the reportable segments.  The aggregation of the components of these segments was based on their economic similarity as determined by the Company using a number of quantitative and qualitative factors, including gross margins, the manner in which the Company operates the business, the consistent nature of products, services, production processes, customers and methods of distribution, as well as the level of shared resources and assets between the components.”

2.              Please provide us with your key metrics used in your quantitative analysis including the amount of revenue, gross profit and gross margin for each component of the South America segment and the Asia Pacific segment for each of the last five years, the most recent interim periods, and each subsequent year and interim period for which you have budgeting information.  Ensure that you also show the dollar and percentage changes from period to period in your analysis.  Include detailed explanations for any apparent differences in economic characteristics and trends and explain why each of these differences would not be considered an indication of differences in economic characteristics and your basis for concluding that each difference was only temporary.

Response:  As requested, the Company has provided in Attachments A and B to this letter metrics including revenue, gross profit and gross margin for each component of the South America and Asia Pacific segments for each of the last five years, the most recent interim period, and each subsequent year and interim period for which budgeted information is available.  As there are differences from period to period in each country due to varying operational issues, the Company focused its quantitative analysis on the average gross margin over the last five years; however, the aggregation of the components of these segments into one reporting unit for each segment was based more on a qualitative assessment of the economic similarity of the components as required under ASC 350-20-55-6, which states:

Evaluating whether two components have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances.  That assessment should be more qualitative than quantitative.

In South America, the Company’s operations in [*], have very similar margins.  [*] and [*] have [*] margins due to [*] in those countries.  [*] currently has [*] margins as a result of [*], however, the Company expects that the long-term margins should approximate the margins in [*] and [*] after [*].  From a qualitative perspective, the Company assessed the factors listed in ASC 280-10-50-11 and ASC 350-20-55-7, and, as discussed in more detail in the prior response, determined that the components are economically similar based on the nature of the products, services, production processes, customers, methods of distribution and the manner in which the Company operates the business.  The components also share resources and assets, such as shared engineering resources, management, finance, information technology, human resources, strategy and technical assistance.

[*] CERTAIN INFORMATION ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

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FOIA CONFIDENTIAL TREATMENT REQUESTED BY OWENS-ILLINOIS, INC. PURSUANT TO RULE 83

Rufus Decker

Securities and Exchange Commission

June 15, 2012

Additionally, customers in one country are regularly serviced with the operations of another country within the South America segment.  The similarity of these qualitative factors is more significant than the quantitative variability and indicates that the components in the South America segment should be aggregated into one reporting unit.

In Asia Pacific, the Company’s operations in [*], have very similar margins.  [*] currently has [*] margins as a result of [*] in this country.  In addition, the current operations in [*] were [*] impacted by the [*].  As the [*], the Company expects the margins there to [*] and be more consistent with the other countries in the Asia Pacific segment.  From a qualitative perspective, the Company assessed the factors listed in ASC 280-10-50-11 and ASC 350-20-55-7, and, as discussed in more detail in the prior response, determined that the components are economically similar based on the nature of the products, services, production processes, customers, methods of distribution and the manner in which the Company operates the business.  The components also share resources and assets, such as shared engineering resources, management, finance, information technology, human resources, strategy and technical assistance.  Additionally, customers in one country are regularly serviced with the operations of another country within the Asia Pacific segment and current business and strategic plans for Asia Pacific include more activity of this nature.  The similarity of these qualitative factors is more significant than the quantitative variability and indicates that the components in the Asia Pacific segment should be aggregated into one reporting unit.

*              *              *              *              *              *

Please contact Scott C. Herlihy at (202) 637-2277 of Latham & Watkins LLP to discuss this response.

Very truly yours,

/s/ James W. Baehren
James W. Baehren
Senior Vice President and General Counsel

cc: Scott C. Herlihy, Latham & Watkins LLP

[*] CERTAIN INFORMATION ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

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FOIA CONFIDENTIAL TREATMENT REQUESTED BY OWENS-ILLINOIS, INC. PURSUANT TO RULE 83

South America Segment Metrics	Attachment A
(USD in millions)

	1Q 2012
	Brazil		Colombia		Peru		Argentina		Ecuador		Admin/ Elim		South America
Sales	[*]		[*]		[*]		[*]		[*]		[*]		277
Gross Profit	[*]		[*]		[*]		[*]		[*]		[*]		[*]
Gross Margin %	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%
Operating Profit	[*]		[*]		[*]		[*]		[*]		[*]		38
Operating Margin %	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	14%

2012 Budget
	Brazil		Colombia		Peru		Argentina		Ecuador		Admin/ Elim		South America
Sales	[*]		[*]		[*]		[*]		[*]		[*]		[*]
Gross Profit	[*]		[*]		[*]		[*]		[*]		[*]		[*]
Gross Margin %	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%
Operating Profit	[*]		[*]		[*]		[*]		[*]		[*]		[*]
Operating Margin %	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%

	2011
	Brazil		Colombia		Peru		Argentina		Ecuador		Admin/ Elim		South America
Sales	[*]		[*]		[*]		[*]		[*]		[*]		1,226
Gross Profit	[*]		[*]		[*]		[*]		[*]		[*]		[*]
Gross Margin %	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%
Operating Profit	[*]		[*]		[*]		[*]		[*]		[*]		250
Operating Margin %	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	20%

	2010
	Brazil		Colombia		Peru		Argentina		Ecuador		Admin/ Elim		South America
Sales	[*]		[*]		[*]		[*]		[*]		[*]		975
Gross Profit	[*]		[*]		[*]		[*]		[*]		[*]		[*]
Gross Margin %	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%
Operating Profit	[*]		[*]		[*]		[*]		[*]		[*]		224
Operating Margin %	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	23%

	2009
	Brazil		Colombia		Peru		Argentina		Ecuador		Admin/ Elim		South America
Sales	[*]		[*]		[*]		[*]		[*]		[*]		689
Gross Profit	[*]		[*]		[*]		[*]		[*]		[*]		[*]
Gross Margin %	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%
Operating Profit	[*]		[*]		[*]		[*]		[*]		[*]		145
Operating Margin %	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	21%

	2008
	Brazil		Colombia		Peru		Argentina		Ecuador		Admin/ Elim		South America
Sales	[*]		[*]		[*]		[*]		[*]		[*]		791
Gross Profit	[*]		[*]		[*]		[*]		[*]		[*]		[*]
Gross Margin %	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%
Operating Profit	[*]		[*]		[*]		[*]		[*]		[*]		221
Operating Margin %	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	28%

	2007
	Brazil		Colombia		Peru		Argentina		Ecuador		Admin/ Elim		South America
Sales	[*]		[*]		[*]		[*]		[*]		[*]		706
Gross Profit	[*]		[*]		[*]		[*]		[*]		[*]		[*]
Gross Margin %	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%
Operating Profit	[*]		[*]		[*]		[*]		[*]		[*]		165
Operating Margin %	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	23%

5-year average (2007 - 2011)
	Brazil		Colombia		Peru		Argentina		Ecuador		South America
Gross Margin %	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%

[*] CERTAIN INFORMATION ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

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FOIA CONFIDENTIAL TREATMENT REQUESTED BY OWENS-ILLINOIS, INC. PURSUANT TO RULE 83

Asia Pacific Segment Metrics	Attachment B
(USD in millions)

	1Q 2012
	Australia		New Zealand		China		Indonesia		Admin/ Elim		Asia Pacific
Sales	[*]		[*]		[*]		[*]		[*]		257
Gross Profit	[*]		[*]		[*]		[*]		[*]		[*]
Gross Margin %	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%
Operating Profit	[*]		[*]		[*]		[*]		[*]		36
Operating Margin %	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	14%

2012 Budget
	Australia		New Zealand		China		Indonesia		Admin/ Elim		Asia Pacific
Sales	[*]		[*]		[*]		[*]		[*]		[*]
Gross Profit	[*]		[*]		[*]		[*]		[*]		[*]
Gross Margin %	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%
Operating Profit	[*]		[*]		[*]		[*]		[*]		[*]
Operating Margin %	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%

	2011
	Australia		New Zealand		China		Indonesia		Admin/ Elim		Asia Pacific
Sales	[*]		[*]		[*]		[*]		[*]		1,059
Gross Profit	[*]		[*]		[*]		[*]		[*]		[*]
Gross Margin %	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%
Operating Profit	[*]		[*]		[*]		[*]		[*]		83
Operating Margin %	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	8%

	2010
	Australia		New Zealand		China		Indonesia		Admin/ Elim		Asia Pacific
Sales	[*]		[*]		[*]		[*]		[*]		996
Gross Profit	[*]		[*]		[*]		[*]		[*]		[*]
Gross Margin %	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%
Operating Profit	[*]		[*]		[*]		[*]		[*]		141
Operating Margin %	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	14%

	2009
	Australia		New Zealand		China		Indonesia		Admin/ Elim		Asia Pacific
Sales	[*]		[*]		[*]		[*]		[*]		925
Gross Profit	[*]		[*]		[*]		[*]		[*]		[*]
Gross Margin %	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%
Operating Profit	[*]		[*]		[*]		[*]		[*]		131
Operating Margin %	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	14%

	2008
	Australia		New Zealand		China		Indonesia		Admin/ Elim		Asia Pacific
Sales	[*]		[*]		[*]		[*]		[*]		964
Gross Profit	[*]		[*]		[*]		[*]		[*]		[*]
Gross Margin %	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%
Operating Profit	[*]		[*]		[*]		[*]		[*]		163
Operating Margin %	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	17%

	2007
	Australia		New Zealand		China		Indonesia		Admin/ Elim		Asia Pacific
Sales	[*]		[*]		[*]		[*]		[*]		934
Gross Profit	[*]		[*]		[*]		[*]		[*]		[*]
Gross Margin %	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%
Operating Profit	[*]		[*]		[*]		[*]		[*]		154
Operating Margin %	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	16%

5-year average (2007 - 2011)
	Australia		New Zealand		China		Indonesia		Asia Pacific
Gross Margin %	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%

[*] CERTAIN INFORMATION ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

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